December 14, 2005

Rufus Decker
Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Form 10-K for the Fiscal Year ended January 2, 2005 Forms 10-Q for the Fiscal Quarters ended April 3, 2005 and July 3, 2005 and October 2, 2005 File No. 1-14260
Dear Mr. Decker:
     The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”) as set forth in the letter dated November 23, 2005 (the “Letter”), with respect to GEO’s Form 10-K for the year ended January 2, 2005, and Form 10-Qs for the periods ended April 3, 2005, July 3, 2005 and October 2, 2005.
     Please note that for your convenience of reference, we have recited below each comment included in the Staff’s Letter and provided GEO’s response to such comment.
Form 10-Q for the period ended October 2, 2005
Item 4 – Controls and Procedures, page 33
You stated that disclosure controls and procedures were effective in timely alerting you to material information that is required to be included in your periodic SEC filings.
Please note that you have provided an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to clarify, if true, that your disclosure controls and procedures were effective to “to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” Please also clarify in future filings your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please show us what your revised disclosure would look like.
GEO intends to revise Part II, Item 9A of its future Form 10-K filings and Part I, Item 4 of its future 10-Q filings to include language similar to the following:
“CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures.
     Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. On the basis of this review, our management, including our Chief Executive Officer and our Chief Financial Officer, has concluded that as of the end of the period covered by this report, our disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed in our reports filed with the Securities and Exchange Commission (the “SEC”) under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, in a manner that allows timely decisions regarding required disclosure.
     It should be noted that the effectiveness of our system of disclosure controls and procedures is subject to certain limitations inherent in any system of disclosure controls and procedures, including the exercise of judgment in designing, implementing and evaluating the controls and procedures, the assumptions used in identifying the likelihood of future events, and the inability to eliminate misconduct completely. Accordingly, there can be no assurance that our disclosure controls and procedures will detect all errors or fraud. As a result, by its nature, our system of disclosure controls and procedures can provide only reasonable assurance regarding management’s control objectives.”

     Thank you for your attention to this matter. Please do not hesitate to contact the undersigned at (561) 999-7401 with any questions or comments you may have on the foregoing.

Very truly yours,
/s/ John G. O'Rourke
John G. O'Rourke
The GEO Group, Inc. Senior Vice President and Chief Financial Officer

cc:	John J. Bulfin David N. T. Watson Brian R. Evans Jose Gordo (via overnight mail)